2001

First Tennessee National Corporation 2001 Summary Report

FIRST TENNESSEE

All Things Financial®

FIRST TENNESSEE

All Things Financial®

"...a testament to our employees' ingenuity, tenacity, flexibility and willingness to work together."

Contents

Corporate Profile

First Tennessee National Corporation (NYSE: FTN), the *All Things Financial* company, is a nationwide, independent, high-performing financial services institution. We are not only a bank, a mortgage company, a capital markets division or any one of our business lines. Instead, the combined strengths of all business lines create a complete range of financial services and products for our customers.

We do business with approximately 1.1 million consumers and 90,000 businesses nationwide. As a result of the value we provide, research indicates that our customers are among the most loyal of the top financial institutions in the country.

Our corporate culture has earned our bank recognition as one of the nation's best employers by *BusinessWeek, Fortune* and *Working Mother* magazines.

Our business success not only enables us to reward our shareholders, it also has a direct impact on our capacity to invest in our communities through direct and in-kind contributions and substantial employee volunteerism. We have built win-win relationships with residents of low-income communities through First Tennessee Housing Corporation, a division that has won awards for its affordable housing developments. In 2001 our employees contributed thousands of dollars for the Sept. 11th relief effort. Additionally, the First Tennessee Foundation contributed $200,000 to the cause.

The way we work together with employees, customers and communities creates value for our shareholders. We are one of the 50 largest bank holding companies in the U.S. in asset size and market capitalization, with $20.6 billion in assets and $4.6 billion in market capitalization at year-end 2001. Our shareholders have received consecutive quarterly dividends for more than a century and have seen those dividends increase on average 11 percent annually over the past five years. Combined with the stock price appreciation, First Tennessee's shareholders have received an average annual return of more than 17 percent over the last five years.

More information is available by visiting the company information site at www.FirstTennessee.com.

Chairman's Message

To characterize 2001 as a good year for First Tennessee would be like saying that Charles Lindbergh was a pretty fair pilot. The financial results that you see in this report represent record earnings for our organization, earnings that exceeded the consensus of the analyst community each quarter, and for the year, by substantial margins. Essentially, the results of last year negated the impact of 2000.

Before I get into a discussion of how we made this dramatic comeback from a disappointing 2000, let me congratulate our employees and management team. These results are a testament to their ingenuity, tenacity, flexibility and willingness to work together. This past summer Ken Glass was named president and chief operating officer. Ken has been with First Tennessee for almost 30 years and is one of the chief architects of our current strategy. He and his management team should take great pride in their recent accomplishments.

Our stated goal is to be a high-performing financial services company. An annual earnings per share growth rate of between 12 percent and 15 percent is the current measure of whether an organization qualifies for that elite company. Throughout the decade of the '90s, First Tennessee was there. As the chart on Page 5 shows, in all kinds of economic and interest rate environments we were consistent in achieving that growth level. As an example, although interest rates moved up in 1994, '96 and '99, our earnings per share grew as they did in the years that had declining interest rates. Then came 2000 and the unique set of circumstances that knocked us out of the high-performers and disrupted our decade-long growth trend.

I'm sure there are those who thought it would take several years for us to make up the ground lost in 2000. They underestimated our strategy and our employees. As you can see, the results of 2001 have enabled us to climb back into the high-performing category not only for the year but also for the two-year period covering 2000.

Our ability to bounce back as quickly as we did is rooted in the basic soundness of our strategy. Years ago, we made the decision not to become an acquirer of banks. We felt that more sustainable growth could be obtained by investing in and purchasing businesses with outstanding growth potential and the ability to produce a higher percentage of fee income than traditional banking. The key to making our strategy successful has been achieving the right mix among our various business lines. And while that is an ongoing process, we feel that recent adjustments have us positioned well for future growth. As an example, our mortgage business, First Horizon Home Loans, now has a better balance of retail and wholesale originations. Additionally, we have developed an ability to cross-sell products to mortgage customers at the time of closing, and produced important efficiency improvements that will bear fruit going forward. Also, in the past 18 months we have divested ourselves of several businesses that, while profitable, just didn't have the growth and customer relationship potential we were looking for. And our Capital Markets division did a great job in expanding its customer base and its product lines. Revenue from new products accounted for more than 30 percent of the growth that Capital Markets enjoyed in 2001, and that percentage should increase in the near future. Our business lines, which also include our regional banking group and transaction processing, are counter-cyclical by design, with each having the potential for major contribution, depending on the economic environment.

The overriding result of our strategy has been revenue growth. Many analysts feel that revenue-per-share growth is the most accurate way to judge real growth, as it takes the "noise" out of growth generated by acquisitions, which have proven to be dilutive to revenue-per-share growth for many others. Over a seven-year period, First Tennessee ranks fourth in the universe of the top 50 bank holding companies, with an annual revenue-per-share growth rate of 12.5 percent. Over that same time frame, the average for all banks in the universe was 7.4 percent.

"Our goal is to be the most efficient 'revenue growth company.'"

While all that growth is exciting and exactly what we intended with our strategy, it also has obscured a weakness that we must address. We are not as good as we need to be in the category of cost efficiency. That's just another way of saying that we are spending too much for every dollar we earn. There has already been excellent progress made in this area at First Horizon Home Loans and some other areas of our operation, but there is still much work to be done, especially in the regional banking group. I do know this: historically, First Tennessee has been resolute in its determination when an issue has been identified and a challenge accepted, and I have no doubt that our efficiency goals will be met. Don't misunderstand; our goal is not to be the most efficient company on the planet. Our goal is to be the most efficient "revenue growth company." We will never relinquish our focus on revenue growth, for that is the foundation for our future.

While cost efficiency is totally within our control, asset quality has elements that are subject to the whims of the economy.

"But underestimating First Tennessee has proven to be a mistake."

Although less than most of our competitors, we did see asset quality measures deteriorate somewhat in 2001 as the economy faltered. However, our provisions for loan losses more than covered any charge-offs. In general, our position is excellent relative to many in the industry.

In last year's annual letter, I voiced my confidence in our ability to "again attain the high standards we all expect." Frankly, there were those in the marketplace who doubted we could get there in one year. But underestimating First Tennessee has proven to be a mistake. I believe that our people, our strategy and our willingness to confront the challenge of improving our efficiency have put our company in its strongest position. Hopefully, our achievements will be appreciated, and 2002 will prove to be a great time to be a First Tennessee shareholder.

Ralph Horn
Chairman and Chief Executive Officer
January 15, 2002

Shareholders' Highlights

- Consecutive quarterly dividends have been paid for more than a century
- Annual dividends paid have increased on average 11 percent over the past five years

Dividends Per Share



$0.55
$0.62
$0.69
$0.79
$0.88
$0.91
1996
1997
1998
1999
2000
2001

- A $100 investment made in First Tennessee stock on December 31, 1996, would have been worth $221.97 on December 31, 2001
- First Tennessee's five-year average annual total return to shareholders was 17 percent

Stock Price



$45.00
$35.00
$25.00
$15.00
$5.00
1995
1996
1997
1998
1999
2000
2001
FTN
Top 50
Southeastern Peers

	1999	2000	2001
Year-end closing price	$28.50	$28.94	$36.26
Closing price/earnings per share	15.4x	16.3x	15.0x
Volume of shares traded (thousands)	96,207	99,469	110,154
Year-end book value per share	$9.52	$10.70	$11.66

Financial Highlights

Five-Year Average
Annual Return on Capital*

1. Synovus Financial	20.1%
2. Golden State Bancorp	19.4
3. Bank of New York	18.6
4. First Tennessee	**17.7**
5. Compass Bancshares	16.4

*as reported in *Forbes* magazine

☐ Sixth consecutive year to be ranked by *Forbes* magazine as one of the most profitable banking companies in the nation, based on five-year average annual return on capital

ROA


1.49%
1.35%
1.33%
1.20%
1.66%
1997
1998
1999
2000
2001

Based on reported earnings

☐ Profitability levels have remained strong over a five-year period, and First Tennessee is back on a double-digit earnings growth trend

ROE


22.5%
22.7%
20.9%
18.2%
22.7%
1997
1998
1999
2000
2001

Based on reported earnings

"Essentially, the results of last year negated the impact of 2000....Our ability to bounce back as quickly as we did is rooted in the basic soundness of our strategy."


Strategic Growth Trend
Earnings Per Share
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
Back on Growth Curve
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
☐ Years When Interest Rates Rose

Based on reported earnings

Net Interest Margin


5.50%
4.50%
3.50%
2.50%
4.71%
4.87%
4.96%
4.84%
5.04%
1997
1998
1999
2000
2001

Asset Quality Trends


0.70%
0.60%
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
.17%
.20%
.15%
.48%
.65%
.63%
.60%
.53%
1997
1998
1999
2000
1Q01
2Q01
3Q01
4Q01
Nonperforming Assets Ratio

"...the combined strengths of all business lines create a complete range of financial services and products for our customers."

First Tennessee Regional Banking Group

The leading provider of full-service financial products and services in Tennessee

- Includes Retail/Commercial Bank, Investments, Insurance, Financial Planning, Trust and Credit Card
- Has earned one of the highest customer retention rates of any bank in the nation
- Offers financial products to almost half a million retail and commercial customers
- Largest market share of Tennessee households and businesses
- Promotes comprehensive financial planning to address customer needs and desires for investments, insurance, estate planning, education funding, cash reserves and retirement goals
- Services and products include online trading, money market sweep accounts and property, casualty, automobile, long-term care, disability and life insurance
- Largest Tennessee-based issuer of credit card products
- Advisor to First Funds, a family of mutual funds, whose Growth and Income portfolio was among the 21 equity funds selected by *Bloomberg Personal Finance* and *Bloomberg Wealth Manager* magazines for "outperforming the market while controlling risk"

2001 Performance and Recent Initiatives

Boosted by aggressive marketing campaigns in Tennessee, the retail-commercial bank continued the tradition of growing market share each year. We expanded the rollout of financial planners in each of our metro markets and expanded business relationships through relationship banking. We also implemented several efficiency improvement initiatives along with a revenue retention strategy that began pushing the regional banking group's operating margin higher.

Strategic Outlook

We will continue to increase our efficiency while maintaining our leadership role in revenue growth and customer retention. We anticipate significant cost savings through a number of initiatives including resource consolidation and new technology. As a result, the bank's efficiency ratio is expected to improve.

Retail Originations as % of Wholesale


(billions)
$16
$14
$12
$10
$8
$6
$4
$2
$0
180%
160%
140%
120%
100%
80%
60%
40%
20%
0%
88%
95%
81%
90%
142%
167%
1996
1997
1998
1999
2000
2001
Retail
Wholesale
%

Excludes HomeBanc, McGuire & Correspondents

First Horizon continues to shift to more retail production

Pre-Tax Income


(millions)
$70
$60
$50
$40
$30
$20
$10
$0
10%
31%
1998
2001
Traditional mortgage origination & servicing
Other products

A more balanced business mix with less interest rate sensitivity provides higher growth potential

First Horizon

Serving consumers nationwide with home loans and short-term financing products, along with a growing array of financial products and services to help them secure their financial well-being

- Originated mortgage loans and cross-sold other financial services through 136 offices in 31 states
- Contributed approximately $98 million in pre-tax earnings in 2001
- Ranked 14th in retail originations nationally, with a single-family real estate servicing portfolio of $45.5 billion and serving more than 400,000 customers nationwide
- 17 percent of national retail customers accepted additional financial products beyond their primary loan relationships in 2001, a significant improvement over the previous year

2001 Performance and Recent Initiatives

We fine-tuned our business mix and began to reap the benefits of a new balance that put more emphasis on retail than wholesale originations. Additionally, the product menu was expanded, processes and workflow were streamlined, and pricing margins were improved, resulting in an additional $50 million in earnings which will have a continued positive impact on earnings going forward. At the same time, First Horizon employees were satisfying the demands of the 2001 refinance market by producing a record level of loan closings. We produced 77 percent more mortgage loans while decreasing our number of permanent employees by 17 percent.

Strategic Outlook

To create a common focus and stronger presence in the national market, in January 2002 we brought three primary retail business lines under the First Horizon brand: First Horizon Home Loans, First Horizon Equity Lending and First Horizon Money Centers. Our objective is to continue to acquire and build long-term customer relationships by offering value-added products and services. We also expect to grow retail origination capacity, continue to improve operational efficiency and increase the value of our servicing portfolio by increasing the number of customers with multiple relationships.

Traditional & New Product Fee Income


(millions)
$350
$300
$250
$200
$150
$100
$50
0
$98
$147
$127
$119
$349
1997 1998 1999 2000 2001
Traditional products
New products

FTN Financial

Capital Markets introduced new services in investment banking, portfolio advisory and equity research to maintain our leadership position in services and products for institutional investors.

- Includes Capital Markets, Equity Research, Investment Banking, Correspondent Services and Strategic Alliances
- One of the top 10 underwriters of U.S. government agency securities
- Distributor and underwriter of fixed income securities and bank stock equities and provider of corporate finance and advisory services to more than 20 percent of the banks in the U.S.
- A network of offices nationwide located in Chicago, Cleveland, Dallas, Kansas City, Los Angeles, Memphis, Mobile, Nashville and New York City


FTN Financial
Capital Markets
Equity Research
Investment Banking
Correspondent Services
Strategic Alliances

Fixed Income
Total Securities Bought/Sold


(billions)
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
$227
$427
$534
$760
$1,395
1997 1998 1999 2000 2001

2001 Performance and Recent Initiatives

With a history of 22 consecutive profitable years, FTN Financial achieved a record year in 2001. We accomplished this increase by implementing three strategic initiatives: continuing to cultivate strong, long-term customer relationships; recruiting, retaining and expanding an experienced sales team; and growing our broad product base into equity research, portfolio advisory services, investment banking and structured finance. Almost one-third of this year's profits were produced from new sources of revenue that were not offered before the fourth quarter of 2000.

Strategic Outlook

For 2002, we are adding the Strategic Alliances and Correspondent Services groups to our current business mix that includes Capital Markets, Equity Research and Investment Banking. Strategic Alliances is a customer relationship service formed to enhance our portfolio of innovative investment services. It will implement an integrated account planning process across all five business lines. By regrouping our business lines and services, our institutional customers can get a better understanding of all we have to offer. This newly formed business group is moving forward with an aggressive strategy to spot opportunities and meet them with appropriate products and services.

Merchant Services
Transaction Activities


(millions)
140
120
100
80
60
40
20
0
104
127
120
109
103
1997 1998 1999 2000 2001
DIRECT
ISO

Note: Visa/MC Transactions

Processing Services
Transaction Activities


(millions)
400
300
200
100
0
1997 1998 1999 2000 2001
First Express
Retail Lockbox

Transaction Processing

Offers credit card merchant processing, nationwide bill payment processing, check clearing operations and other cash management products

- Includes First Horizon Merchant Services and First Express Remittance Processing
- Processed more than 544 million items in 2001
- Leader in credit card merchant processing for the hospitality industry
- Offers the most next-day check clearing points in the nation

2001 Performance and Recent Initiatives

Due to the post-Sept. 11th drop-off in travel, our credit card merchant processing business, First Horizon Merchant Services, was negatively impacted in 2001. We focused on new customer acquisition and laid the foundation for future earnings growth. For example, we gained a new customer, CoBank, a $25 billion cooperative bank, and are offering customized credit card merchant processing services to their customers nationwide. First Express Remittance Processing cut costs by consolidating its facilities and improving efficiencies.

Strategic Outlook

In 2002 Merchant Services will continue to acquire new customers and add several unique products and services to our business mix to complement our strength in the hospitality industry. We also will be impacted favorably when the U.S. travel economy returns to normal. First Express will continue to aggressively expand the customer base and eliminate redundant functions to enable us to improve our bottom line.

Consolidated Average Balance Sheets

(Dollars in millions)	1997	1998	1999	2000	2001
Assets:					
Cash and due from banks	$ 659	$ 698	$ 779	$ 816	$ 757
Trading securities	205	507	542	519	809
Other earning assets	217	235	303	330	228
Loans held for sale	1,006	2,911	3,218	2,451	2,388
Investment securities	2,139	1,986	1,988	2,181	2,051
REMIC securities	-	440	715	682	544
Loans, net of unearned income					
Commercial:					
Commercial, financial and industrial	2,951	3,295	3,558	3,792	4,075
Real estate commercial	684	678	725	878	941
Real estate construction	309	352	307	401	436
Retail:					
Real estate residential	2,510	2,391	2,561	3,227	3,614
Real estate construction	29	54	94	153	187
Consumer	917	908	1,000	926	576
Credit card receivables	545	564	573	555	276
Allowance for loan losses	(124)	(133)	(141)	(144)	(150)
Loans, net	7,821	8,109	8,677	9,788	9,955
Premises and equipment, net	195	222	288	295	269
Other assets	1,039	1,613	2,111	2,259	2,222
Total assets	$ 13,281	$ 16,721	$ 18,621	$ 19,321	$ 19,223
Liabilities					
Deposits					
Interest-bearing	$ 6,981	$ 8,332	$ 9,463	$ 9,979	$ 9,088
Noninterest-bearing	2,226	2,664	2,839	2,882	3,334
Total deposits	9,207	10,996	12,302	12,861	12,422
Short-term borrowings	2,453	3,742	3,924	3,950	3,728
Term borrowings	186	253	371	384	522
Other liabilities	457	634	737	742	1,006
Total liabilities	12,303	15,625	17,334	17,937	17,678
Qualifying capital securities	99	100	100	100	100
Preferred stock of subsidiary	-	-	-	7	44
Total shareholders' equity	879	996	1,187	1,277	1,401
Total liabilities and shareholders' equity	$ 13,281	$ 16,721	$ 18,621	$ 19,321	$ 19,223
Key Ratios:					
Shareholders' equity to assets	6.62%	5.96%	6.37%	6.61%	7.29%
Tangible equity to tangible assets	5.81	5.23	5.70	5.99	6.66
Loans to deposits, net of unearned	86.3	75.0	71.7	77.2	81.3
Loans to earning assets, net of unearned	69.0	57.6	56.6	61.7	62.7

Consolidated Income Statements

(In millions, except share-related information)	1997	1998	1999	2000	2001
	FOR THE YEAR ENDING DECEMBER 31				
Interest Income					
Loans, including fees	$ 700	$ 726	$ 752	$ 912	$ 809
Investment securities	140	160	179	199	168
Loans held for sale	77	206	231	197	166
Trading securities	13	30	31	35	49
Other earning assets	11	12	14	20	7
Total	941	1,134	1,207	1,363	1,199
Interest Expense					
Deposits	311	377	399	501	337
Short-term borrowings	131	197	193	240	146
Term borrowings	16	20	25	24	30
Total	458	594	617	765	513
Net Interest Income	483	540	590	598	686
Provision for loan losses	51	51	58	67	93
Net Interest Income After Provision for Loan Losses	432	489	532	531	593
Noninterest Income					
Mortgage banking	288	449	480	238	450
Capital markets	98	147	127	118	344
Deposit transactions and cash management	86	91	106	116	133
Divestitures	-	1	4	158	80
Trust services and investment management	41	51	60	66	57
Merchant processing	32	38	50	48	45
Investment securities gains/(losses)	(1)	4	2	(4)	(4)
Other income	82	96	141	173	154
Total	626	877	970	913	1,259
Noninterest Expense					
Personnel	410	564	634	598	798
Occupancy, equipment rentals, depreciation and maintenance	83	97	131	149	143
Operations services	50	59	64	71	60
Communications and courier	35	41	52	47	49
Other expense	165	252	241	242	309
Total	743	1,013	1,122	1,107	1,359
Income Before Income Taxes	315	353	380	337	493
Less applicable income taxes	118	127	132	104	164
Income Before Debt Restructurings and Cumulative Effect of Changes in Accounting Principles	197	226	248	233	329
Debt restructurings	-	-	-	-	3
Cumulative effect of changes in accounting principles	-	-	-	-	8
Net Income	$ 197	$ 226	$ 248	$ 233	$ 318
Earnings per common share	$ 1.54	$ 1.77	$ 1.90	$ 1.79	$ 2.49
Diluted earnings per common share	$ 1.50	$ 1.72	$ 1.85	$ 1.77	$ 2.42
Diluted shares (in thousands)	131,987	131,862	133,979	131,663	131,538
Key ratios					
Return on average shareholders' equity	22.5%	22.7%	20.9%	18.2%	22.7%
Return on average assets	1.49	1.35	1.33	1.20	1.66
Fee income as a percentage of revenues	56	62	62	61	65
Net interest margin	4.23	3.80	3.80	3.73	4.27
Allowance for loan losses to loans, net of unearned	1.51	1.59	1.49	1.40	1.51
Net charge-offs to loans, net of unearned	.54	.46	.59	.62	.80

Corporate Officers

Ralph Horn
Chairman of the Board
and Chief Executive Officer

J. Kenneth Glass
President and Chief Operating Officer

Charles G. Burkett
President
Memphis Financial Services
Retail Financial Services

Larry B. Martin
President
Tennessee Financial Services
Business Financial Services

Herbert H. Hilliard
Executive Vice President
Risk Management

Harry A. Johnson, III
Executive Vice President
General Counsel

Sarah L. Meyerrose
Executive Vice President
Wealth Management
Employee Services

John P. O'Connor, Jr.
Executive Vice President
Chief Credit Officer

Elbert L. Thomas, Jr.
Executive Vice President
Chief Financial Officer

James F. Keen
Senior Vice President
Corporate Controller

Milton A. Gutelius, Jr.
Senior Vice President
Treasurer

Lenore S. Creson
Corporate Secretary

First Tennessee National Corporation Board of Directors

Robert C. Blattberg
Polk Brothers Distinguished Professor of Retailing
J.L. Kellogg Graduate School of Management
Northwestern University

Carlos H. Cantu
Senior Chairman
The ServiceMaster Company

George E. Cates
Chairman of the Board
Mid-America Apartment Communities, Inc.

J. Kenneth Glass
President and Chief Operating Officer
First Tennessee National Corporation
First Tennessee Bank National Association

James A. Haslam, III
Chief Executive Officer
Pilot Travel Services, LLC

Ralph Horn
Chairman of the Board and Chief Executive Officer
First Tennessee National Corporation
First Tennessee Bank National Association

John C. Kelley, Jr.
Senior Executive Vice President
First Tennessee National Corporation
First Tennessee Bank National Association
Retired January, 2002, after 32 years of loyal service

R. Brad Martin
Chairman of the Board and Chief Executive Officer
Saks Incorporated

Joseph Orgill, III
Chairman of the Board
Orgill, Inc.

Vicki R. Palmer
Corporate Senior Vice President, Treasurer
and Special Assistant to CEO
Coca-Cola Enterprises Inc.

Michael D. Rose
Chairman
Gaylord Entertainment Company

William B. Sansom
Chairman of the Board and Chief Executive Officer
The H.T. Hackney Co.

Luke Yancy, III
President and Chief Executive Officer
Mid-South Minority Business Council

Shareholder Information

Stock Listing

First Tennessee's common stock is traded on the New York Stock Exchange under the symbol FTN.

Shareholder Assistance

If you need help, call us at 1-800-410-4577.

- For answers to questions about stock transfers, changes of address, dividend payments or lost certificates
- To receive general information or an enrollment card for direct deposit of dividend checks
- To eliminate duplicate mailings of financial information
- To receive a prospectus and enrollment card for our dividend reinvestment and stock purchase plan

If you would rather contact our transfer agent directly, call Wells Fargo Shareholder Services at 1-800-468-9716.

Internet

Visit www.FirstTennessee.com, www.FirstHorizonOnline.com, www.fhmsi.com or www.FTNfinancial.com to find out about our products and services as well as the latest investor relations information including stock quotes, news releases and other financial data.

Annual Meeting

The Annual Meeting of Shareholders will be held at 10:00 a.m. Tuesday, April 16, 2002, at the First Tennessee Building, 165 Madison Avenue, M-Level Auditorium, Memphis, Tennessee.

General Information

First Tennessee National Corporation
Corporate Headquarters
165 Madison Avenue
Memphis, TN 38103
(901) 523-4444

Information in this report may contain forward-looking statements that are provided to assist in the understanding of anticipated future performance. However, a number of important factors could cause actual results to differ materially from those expressed in the forward-looking statements. Please refer to the "Forward-Looking Statements" section in the Third Quarter 2001 Form 10-Q for additional forward-looking information.

First Tennessee Affiliates

Federal Flood Certification Corp.
First Express Remittance Processing, Inc.
First Horizon Asset Securities, Inc.
First Horizon Home Loan Corp.
First Horizon Insurance Services, Inc.
First Horizon Merchant Services, Inc.
First Horizon Mortgage Loan Corp.
First Horizon Strategic Alliances, Inc.
First National Bank of Springdale
First Tennessee Bank National Association
First Tennessee Brokerage, Inc.
First Tennessee Capital Assets Corp.
First Tennessee Housing Corp.
First Tennessee Securities Corp.
FT Insurance Corp.
FT Real Estate Securities Company, Inc.
FT Reinsurance Company
Hickory Capital Corp.
Hickory Venture Capital Corp.
Highland Capital Management Corp.
Martin & Company, Inc.
Norlen Life Insurance Company
Synaxis Group, Inc.

2001

FIRST TENNESSEE

All Things Financial®